UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 27, 2004 (August 10, 2004)

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**333-91532**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1610

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard REIT I, Inc., (the "Company"), hereby supplements its disclosure of the acquisition of its undivided 79.4752% tenant in common interest in Colorado Building, located in Washington, D.C. (the "Colorado Property") included in Item 5 (Other Information) of its quarterly report on Form 10-Q for the period ended June 30, 2004 to provide the required financial statements relating to the Colorado Property.

After reasonable inquiry, the Company is not aware of any material factors relating to the Colorado Property that would cause the reported financial information relating to it not to be necessarily indicative of future operating results.

Item 9.01   Financial Statements and Exhibits

Page

(a)   Financial Statements of Businesses Acquired.

Report of Independent Auditors...3

Statements of Revenues and Certain Expenses for the year ended
    December 31, 2003 and the six month period ended June 30, 2004 4

Notes to the Statements of Revenues and Certain Expenses 5

(b)   Pro Forma Financial Information.

Unaudited Pro Forma Consolidated Financial Information...7

Unaudited Pro Forma Consolidated Balance Sheet as of June 30,
    2004 8

Unaudited Pro Forma Consolidated Statement of Operations for the
    six months ended June 30, 2004...9

Unaudited Pro Forma Consolidated Statement of Operations for the
    year ended December 31, 2003 10

Unaudited Notes to Pro Forma Consolidated Financial Statements 11

(c)   Exhibits.
         None

Report of Independent Auditors

To the Shareholders and Directors of
  Behringer Harvard REIT I, Inc.:

We have audited the accompanying statement of Revenues and Certain Expenses of the Colorado Property (the "Property") for the year ended December 31, 2003. This Statement of Revenues and Certain Expenses is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Revenues and Certain Expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenue and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenues and Certain Expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the Statement of Revenues and Certain Expenses referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 of the Colorado Property for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

September 22, 2004
Dallas, Texas

Colorado Property
Statements of Revenues and Certain Expenses
For the Year Ended December 31, 2003
And the Six Month Period Ended June 30, 2004

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
		(Unaudited)
Revenues:		
Rental income	$ 3,519,794	$ 1,783,006
Tenant reimbursement and other income	204,320	33,868
Total revenues	3,724,114	1,816,874
Expenses:		
Maintenance and service contracts	332,877	141,545
Utilities	290,214	126,467
Management fees	52,000	17,134
Administrative	74,015	17,610
Property taxes and insurance	499,067	254,802
Repairs and maintenance	192,407	88,496
Salaries	111,835	72,017
Total expenses	1,552,415	718,071
Revenues in excess of certain expenses	$ 2,171,699	$ 1,098,803

The accompanying notes are an integral part of this statement.

Colorado Property
Notes to the Statements of Revenues and Certain Expenses
For the Year Ended December 31, 2003
And the Six Month Period Ended June 30, 2004

1.   **Basis of Presentation and summary of Significant Accounting Policies**

On August 10, 2004, Behringer Harvard REIT I LP, (the "Company") acquired a eleven story office building (the "Colorado Property"), containing approximately 121,701 rentable square feet (unaudited). The Colorado Property is located in Washington, D.C. The contract purchase price of Colorado Property was $35,000,000, excluding closing costs. The Statement of Revenues and Certain Expenses presents the operations of the Colorado Property.

The accompanying statements have been prepared on the accrual basis of accounting. The statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in a current report on Form 8-K of the Company. The statements are not intended to be a complete presentation of the revenues and expenses of the Colorado Property for the year ended December 31, 2003 as certain expenses, primarily depreciation and amortization expense, interest expense, and other costs not directly related to the future operations of the Colorado Property have been excluded.

Revenue Recognition
Tenant leases are accounted for as operating leases. Rental revenue is recognized on a straight-line basis over the terms of the respective leases. Reimbursement income consists of recoveries of certain operating expenses. Recoveries of certain operating expenses are recognized as revenues in the period the applicable costs are incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions of the reported amounts of revenues and certain expenses during the reporting period. Actual results may differ from those estimates used in preparation of the financial statements.

2.   **Leases**

The minimum future rentals of tenant leases based on noncancelable operating leases held as of December 31, 2003 are as follows:

2004	$	3,243,000
2005		3,492,000
2006		3,329,000
2007		2,542,000
2008		1,968,000
Thereafter		6,511,000
Total	$	21,085,000

3. **Major Tenants**

The following presents rental revenue from tenants who individually represent more than 10% of the Colorado Property's total rental revenue for the year ended December 31, 2003:

Bowne of New York City, Inc.	$	1,293,000
The Environmental Protection Agency		455,000
InfoTech Strategies, Inc.		411,000
Community Transportation Association		376,000
Wilson, Elser, Moskowitz, Edelman & Dicker LLP		459,000

4. **Statement of Revenues and Certain Expenses for the Six Month Period Ended June 30, 2004**

The statement for the period ended June 30, 2004 is unaudited. In the opinion of management, all significant adjustments necessary for a fair presentation of the statement for the interim period have been included. The results of operations for the interim periods are not necessarily indicative of the results to be expected for a full year for the operation of the Colorado Property.

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Financial Information

On August 10, 2004, the Company acquired an undivided 79.4752% tenant in common interest in the Colorado Property, an 11-story office building containing approximately 121,701 rentable square feet and located on approximately 0.31 acres of land in Washington, D.C. The Company's purchase price of its 79.4752% tenant in common interest in the Colorado Property was $37,384,392 including closing costs. The Company used borrowings of $19,868,791 under a Loan Agreement (the "Loan Agreement") with Greenwich Capital Financial Products, Inc. (the "Lender") to pay a portion of the purchase price and paid the remaining amount from cash on hand.

The Company has reflected its undivided 79.4752% tenant in common interest in the Colorado Property as an investment in tenant in common interest on the accompanying unaudited pro forma consolidated balance sheet as of June 30, 2004.   Additionally, the Company has reflected its 79.4752% ownership interest in the operations of the Colorado Property, which excludes interest expense and amortization of financing costs associated with the Company's debt, asset management fees, and property management fees, as equity in earnings of tenant in common interest in the accompanying unaudited pro forma consolidated statements of operations.

In the opinion of management of the Company, all material adjustments necessary to reflect the effects of the above transactions have been made.

Behringer Harvard REIT I, Inc.
Unaudited Consolidated Pro Forma Balance Sheet
as of June 30, 2004

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if the Company had acquired its undivided 79.4752% tenant in common interest in the Colorado Property as of June 30, 2004. This Pro Forma Consolidated Balance Sheet should be read in conjunction with the Pro Forma Consolidated Statements of Operations of the Company and the historical financial statements and notes thereto of the Company as filed on Form 10-Q for the six months ended June 30, 2004. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had the Company completed the above transaction on June 30, 2004, nor does it purport to represent the future financial position of the Company.

	June 30, 2004 as Reported (a)	Pro Forma Adjustments		Pro Forma June 30, 2004
Assets				
Cash and cash equivalents	$ 18,601,751	$ (17,515,601)	**(b)**	$ 636,678
		(449,472)	**(c)**	
Restricted cash	6,544,297	-		6,544,297
Prepaid expenses and other assets	4,342,325	-		4,342,325
Investments in tenant in common interests	28,698,349	37,384,392	**(b)**	66,082,741
Deferred financing fees, net of accumulated amortization				-
of $9,281	265,130	449,472	**(c)**	714,602
Total assets	$ 58,451,852	$ 19,868,791		$ 78,320,643
Liabilities and stockholders' equity				
Liabilities				
Mortgages payable	$ 18,709,249	$ 19,868,791	**(b)**	$ 38,578,040
Accounts payable	15,147	-		15,147
Payables to affiliates	411,469	-		411,469
Dividends payable	224,939	-		224,939
Accrued liabilities	74,636	-		74,636
Subscriptions for common stock	4,044,184	-		4,044,184
Total liabilities	23,479,624	19,868,791		43,348,415
Commitments and contingencies				
Stockholders' equity				
Preferred stock, $.0001 par value per share;				
50,000,000 shares authorized, none outstanding	-	-		-
Common stock, $.0001 par value per share;				
350,000,000 shares authorized, 4,139,481 and				
843,878 shares issued and outstanding	414	-		414
Additional paid-in capital	36,549,564	-		36,549,564
Cumulative distributions and net loss	(1,577,750)	-		(1,577,750)
Total stockholders' equity	34,972,228	-		34,972,228
Total liabilities and stockholders' equity	$ 58,451,852	$ 19,868,791		$ 78,320,643

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the six months ended June 30, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Company had acquired its undivided 79.4752% tenant in common interest in the Colorado Property on January 1, 2003 and the Company qualified as a REIT, distributed 90% of its taxable income and, therefore, incurred no income tax benefit or expense during the period. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Company as filed on Form 10-Q for the six months ended June 30, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Company completed the above transactions on January 1, 2003, nor does it purport to represent the future operations of the Company.

	Six months ended June 30, 2004 as Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Pro Forma Adjustments		Pro Forma Six months ended June 30, 2004
Total revenues	$ -	$ -	$ -		$ -
Expenses					
Interest	228,449	339,313	625,988	(c)	1,193,750
Property and asset management fees	40,544	66,117	43,322	(d)	154,752
			4,769	(e)	
General and administrative	348,623	-	-		348,623
Total expenses	617,616	405,430	674,079		1,697,125
Interest income	75,762	(41,070)	(34,692)	(f)	-
Net loss before equity in earnings of investments in tenant in common interests	(541,854)	(446,500)	(708,771)		(1,697,125)
Equity in earnings of investments in tenant in common interests	167,419	116,269	204,401	(g)	488,089
Net loss	$ (374,435)	$ (330,231)	$ (504,370)		$ (1,209,036)
Basic and diluted weighted average shares outstanding	2,330,827		817,683	(h)	3,148,510
Basic and diluted loss per share	$ (0.16)				$ (0.38)

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2003

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Company had acquired its undivided 79.4752% tenant in common interest in the Colorado Property on January 1, 2003 and the Company qualified as a REIT, distributed 90% of its taxable income and, therefore, incurred no income tax benefit or expense during the period. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Company as filed on Form 10-K for the year ended December 31, 2003. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Company completed the above transactions on January 1, 2003, nor does it purport to represent the future operations of the Company.

	Year ended December 31, 2003 as Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Pro Forma Adjustments		Pro Forma Year ended December 31, 2003
Total revenues	$ -	$ -	$ -		$ -
Expenses					
Interest	60,833	855,912	1,251,976	(c)	2,168,721
Property and asset management fees	10,220	140,163	88,798	(d)	248,719
			9,538	(e)	
General and administrative	240,223	-	-		240,223
Total expenses	311,276	996,075	1,350,312		2,657,663
Interest income	3,767	-	(3,767)	(f)	-
Net loss before equity in earnings of investments in tenant in common interests	(307,509)	(996,075)	(1,354,079)		(2,657,663)
Equity in earnings (losses) of investments in tenant in common interests	18,176	(120,961)	402,305	(g)	299,520
Net loss	$ (289,333)	$ (1,117,036)	$ (951,774)		$ (2,358,143)
Basic and diluted weighted average shares outstanding	142,430		2,832,462	(h)	2,974,892
Basic and diluted loss per share	$ (2.03)				$ (0.79)

Behringer Harvard REIT I, Inc.
Unaudited Notes to Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet

a. Reflects the Company's historical balance sheet as of June 30, 2004.

b. Reflects the acquisition of the Colorado Property by the Company for $37,384,392. The acquisition was funded with $17,515,601 of cash from the Company's public offering and $19,868,791 of debt. The Company allocated its purchase price to the assets and liabilities below and estimated the remaining useful lives of its tangible and intangible assets as follows:

Description		Allocation	Estimated Useful Life
Land	$	10,592,450	-
Building		23,120,612	25 years
Above/below market leases, net		(838,412)	6.3 years
Tenant improvements, leasing commissions & legal fees		2,279,975	6.3 years
In-place leases		723,901	6.3 years
Tenant relationships		1,113,423	11.3 years
Prepaid expenses and other assets		133,931	-
Cash and cash equivalents		349,728	-
Restricted cash		361,834	-
Deferred rental revenue		(148,935)	-
Tenant escrows		(161,100)	-
Accrued property taxes		(123,146)	-
Other accruals		(19,869)	-
	$	37,384,392	

The Company allocated the purchase price to the above tangible and identified intangible assets based on their fair values in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" as follows:

The Company determines the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. The fair value of above-market and below-market leases are recorded by the Company as intangible assets and amortized as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

The total value of identified real estate intangible assets acquired are further allocated to in-place lease values, in-place tenant improvements, in-place tenant leasing commissions and tenant relationships based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with that respective tenant. The aggregate value for tenant improvements and leasing commissions are based on estimates of these costs incurred at inception of the acquired leases, amortized through the date of acquisition. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases includes an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions and the costs to execute similar leases. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, management includes such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

The Company amortizes the value of in-place leases, in-place tenant improvements and in-place tenant leasing commissions to expense over the initial term of the respective leases. The value of tenant relationship intangibles are amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the related lease intangibles would be charged to expense.

Amounts allocated to land are derived from appraisals. Amounts allocated to buildings are calculated and recorded as if the building was vacant upon purchase which was calculated as replacement cost less depreciation. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

c.   Reflects financing costs incurred in connection with obtaining the debt.

Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2004

a.   Reflects the historical operations of the Company for the six months ended June 30, 2004.

b.   Reflects the combined Pro Forma results for Enclave on the Lake and St. Louis Place as reported on Form 8-K/A dated September 13, 2004.

c.   Represents interest expense associated with the $19,868,791 of long-term debt obtained in connection with the purchase of the Colorado Property and the amortization of the deferred financing costs. The long-term debt bears interest at a fixed rate of 6.075% per annum. Interest only payments are due monthly on the unpaid principal balance beginning in September 2004. Beginning in September 2009, monthly payments will include principal and interest based on a 360-month amortization period. The loan matures in 2014. The deferred financing costs in the amount of $449,472 are amortized using the straight-line method over the term of the related debt, a method which approximates the effective interest rate method.

d.   Reflects the Company's 79.4752% interest in the property management fees associated with the Colorado Property. The property is managed by Behringer Harvard TIC Management Services LP, an affiliate of the Company, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

e.   Reflects the Company's 79.4752% interest in the asset management fees associated with the Colorado Property. The asset is managed by Behringer Harvard TIC

Management Services LP, an affiliate of the Company, for an annual asset management fee of $12,000.

f.   Reflects the reversal of interest income earned from cash on hand related to funds used to purchase the Colorado Property.

g.   Reflects the Company's 79.4752% undivided interest in the operations of the Colorado Property. Amounts were determined as follows:

Revenues in excess of certain expenses	$	1,098,803
Adjustments:		
Depreciation and amortization expense (1)		(858,748)
Reverse management fees under previous owner		17,134
Earnings from tenant in common interest	$	257,189
Company's tenant in common interest		79.47517%
Equity in earnings of tenant in common interest	$	204,401

(1) Reflects depreciation and amortization of the Company's 79.4752% undivided interest in the depreciable or amortizable assets and liabilities of the Colorado Property using the straight-line method over their estimated useful lives.

h.   Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of St. Louis Place, Enclave on the Lake and the Colorado Property. The adjustment is computed as follows:

	Pro Forma Six Months Ended June 30, 2004	
Cash needed to acquire St. Louis Place	$	4,932,093
Cash needed to acquire Enclave on the Lake		3,281,886
Cash needed to acquire Colorado		17,965,073
	$	26,179,052
Net cash received from each share of common stock issued	$	8.80 (1)
Common stock needed to purchase St. Louis Place, Enclave on the Lake and Colorado Properties		2,974,892
Plus weighted average of common stock actually outstanding at June 30, 2004 in excess of 2,974,892		173,618
Less historical weighted average of common stock outstanding at June 30, 2004		(2,330,827)
		817,683

(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per unit less $0.70 commissions per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

<u>Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003</u>

a.   Reflects the historical operations of the Company for the year ended December 31, 2003.

b.   Reflects the combined Pro Forma results for Enclave on the Lake and St. Louis Place as reported on Form 8-KA dated September 13, 2004.

c.   Represents interest expense associated with the $19,868,791 of long-term debt obtained in connection with the purchase of the Colorado Property and the amortization of the deferred financing costs. The long-term debt bears interest at a fixed rate of 6.075% per annum. Interest only payments are due monthly on the unpaid principal balance beginning in September 2004. Beginning in September 2009, monthly payments will include principal and interest based on a 360-month amortization period. The loan matures in 2014. The deferred financing costs in the amount of $449,472 are amortized using the straight-line method over the term of the related debt, a method which approximates the effective interest rate method.

d.   Reflects the Company's 79.4752% interest in the property management fees associated with the Colorado Property. The property is managed by Behringer Harvard TIC Management Services LP, an affiliate of the Company, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

e.   Reflects the Company's 79.4752% interest in the asset management fees associated with the Colorado Property. The asset is managed by Behringer Harvard TIC Management Services LP, an affiliate of the Company, for an annual asset management fee of $12,000.

f.   Reflects the reversal of interest income earned from cash on hand related to funds used to purchase the Colorado Property.

g.   Reflects the Company's 79.4752% undivided interest in the operations of the Colorado Property. Amounts were determined as follows:

Revenues in excess of certain expenses	$	2,171,699
Adjustments:		
Depreciation and amortization expense (1)		(1,717,496)
Reverse management fees under previous owner		52,000
Earnings from tenant in common interest	$	506,203
Company's tenant in common interest		79.47517%
Equity in earnings of tenant in common interest	$	402,305

(1)   Reflects depreciation and amortization of the Company's 79.4752% undivided interest in the depreciable or amortizable assets and liabilities of the Colorado Property using the straight-line method over their estimated useful lives.

h.   Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of St. Louis Place, Enclave on the Lake and the Colorado Property. The adjustment is computed as follows:

	Pro Forma Year Ended December 31, 2003
Cash needed to acquire St. Louis Place	$ 4,932,093
Cash needed to acquire Enclave on the Lake	3,281,886
Cash needed to acquire Colorado	17,965,073
	$ 26,179,052
Net cash received from each share of common stock issued	$ 8.80 **(1)**
Common stock needed to purchase St. Louis Place, Enclave on the Lake and Colorado Properties	2,974,892
Less historical weighted average of common stock outstanding at December 31, 2003	(142,430)
	2,832,462

(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per unit less $0.70 commissions per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard REIT I, Inc.

Dated: September 27, 2004   By: /s/ Gary S. Bresky
                                                            Gary S. Bresky
                                                            Chief Financial Officer and Treasurer